                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                               ________________
                                SCHEDULE 14D-1



                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No. 1)
                              __________________
                              COMSAT CORPORATION
                           (Name of Subject Company)



                                 REGULUS, LLC
                          LOCKHEED MARTIN CORPORATION
                                   (Bidders)



                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)



                                   20564D107
                     (CUSIP Number of Class of Securities)



                            STEPHEN M. PIPER, ESQ.
                          LOCKHEED MARTIN CORPORATION
                             6801 ROCKLEDGE DRIVE
                           BETHESDA, MARYLAND 20817
                                (301) 897-6000



                 (Name, Address and Telephone Number of Person
    Authorized to Receive Notices and Communications on behalf of Bidders)



                                   COPY TO:
                              DAVID G. LITT, ESQ.
                             O'MELVENY & MYERS LLP
                             555 13TH STREET, N.W.
                                SUITE 500 WEST
                         WASHINGTON, D.C.  20004-1109
                                (202) 383-5300



                           CALCULATION OF FILING FEE


Transaction Valuation(1): $1,169,509,386        Amount of Filing Fee:  $227,901

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 25,703,503 shares of common stock, without par value (the "Shares"), of COMSAT Corporation (the "Company") at a price per Share of $45.50 in cash (the "Offer Price"). Such number of shares represents 49% of the shares of Common Stock of the Company outstanding as of September 11, 1998, minus the number of shares of the Series II Common Stock of the Company outstanding as of September 11, 1998.



[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $227,901          Filing Parties:  Regulus, LLC and
                                            Lockheed Martin Corporation
Form or registration no.: Schedule 14D-1   Date Filed: September 25, 1998

                       (Continued on following page(s))

                               Page 2 of 9 Pages

  This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") amends and supplements the Schedule 14D-1 of Regulus, LLC, a single member Delaware limited liability company (the "Purchaser") and a wholly-owned subsidiary of Lockheed Martin Corporation, a Maryland corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser to purchase up to 49% (less certain adjustments) of the issued and outstanding shares (the "Shares") of common stock, without par value, of COMSAT Corporation, a District of Columbia corporation (the "Company"), at a price of $45.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 18, 1998, among the Company, Parent and Deneb Corporation, a wholly-owned subsidiary of Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission on September 25, 1998. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, which is attached as Exhibit (a)(1) to the Schedule 14D-1.

  The Purchaser and Parent hereby amend and supplement the Schedule 14D-1 as follows:

ITEM 2.    IDENTITY AND BACKGROUND.

  Item 2 (a)-(d), (g) of the Schedule 14D-1 is hereby amended and supplemented as follows:

  The fourth paragraph after the table entitled "Lockheed Martin Corporation Summary Financial Data" in Section 9 of the Offer to Purchase ("Certain Information Concerning Parent and the Purchaser") contains certain minor inaccuracies in its description of the number of shares beneficially held and form of ownership. The text of such paragraph is amended and restated in its entirety as follows:


          "Marcus C. Bennett, Executive Vice President and Chief Financial Officer and a director of Parent, and Caleb B. Hurtt, a director of Parent, each also serves on the Board of Directors of the Company. Mr. Bennett joined the Company's Board of Directors in August 1997. He serves on the Board's Committee on Audit, Corporate Responsibility and Ethics and on the Board's Finance Committee. Mr. Hurtt joined the Company's Board of Directors in May 1996. He is the Chairman of the Board's Committee on Compensation and Management Development and serves on the Board's Nominating and Corporate Governance Committee. Mr. Hurtt holds 1,000 shares of Company Common Stock and options to purchase 9,922 shares of Company Common Stock, of which options with respect to 2,480 shares are presently exercisable or will be exercisable within sixty days. Mr Bennett holds options to purchase 4,961 shares of Company Common Stock, none of which are currently exercisable. Both Mr. Hurtt and Mr. Bennett have elected to defer receipt of annual retainer fees and instead have received phantom stock units which are not included in their beneficial ownership of Company Common Stock. Mr. Hurtt's

                               Page 3 of 9 Pages
          account holds a balance of 2,779 phantom stock units, and Mr. Bennett's account holds a balance of 2,009 phantom stock units. To avoid any actual or perceived conflict of interest, each of Mr. Bennett and Mr. Hurtt recused himself from the deliberations relating to the transaction conducted by both Boards."


  In addition, Schedule I to the Offer to Purchase ("Information Concerning the Directors and Executive Officers of Parent and the Purchaser") is hereby amended to delete any references to Melvin R. Brashears. Mr. Brashears resigned from his position as Sector President and Chief Operating Officer -- Space & Strategic Missiles of Parent, effective October 1, 1998.

  Effective October 1, 1998, Parent appointed Thomas A. Corcoran to succeed Mr. Brashears as President and Chief Operating Officer of the Space & Strategic Missiles Sector of Parent. Before he was appointed to the position of President and Chief Operating Officer of the Space & Strategic Missiles Sector, Mr. Corcoran served as President and Chief Operating Officer of the Electronics Sector of Parent and is listed in Schedule I to the Offer to Purchase ("Information Concerning the Directors and Executive Officers of Parent and the Purchaser") as holding such position. Effective October 1, 1998, Parent appointed Robert B. Coutts to succeed Mr. Corcoran as President and Chief Operating Officer of the Electronics Sector of Parent.

  Accordingly, Schedule I to the Offer to Purchase ("Information Concerning the Directors and Executive Officers of Parent and the Purchaser") is hereby amended to update the information regarding Mr. Corcoran and to add Mr. Coutts as an executive officer of Parent. Mr. Coutts is a United States citizen. Mr. Coutts's address is 6801 Rockledge Drive, Bethesda, Maryland 20817. Set forth below is Mr. Coutts's present principal occupation or employment and five-year employment history.

                               Page 4 of 9 Pages

NAME                  CURRENT POSITIONS AND             PRINCIPAL OCCUPATION
                      OFFICES HELD WITH PARENT          AND BUSINESS EXPERIENCE
Robert B. Coutts     Sector President and Chief        Sector President and Chief
                     Operating Officer--Electronics    Operating Officer--Electronics
                                                       since October 1998; President of
                                                       Lockheed Martin Government
                                                       Electronic Systems from January
                                                       1997 to September 1998; President
                                                       of Lockheed Martin Aero & Naval
                                                       Systems from September, 1994 to
                                                       January, 1997; previously served as
                                                       Vice President, Material
                                                       Acquisition and Subcontract
                                                       Management in Martin Marietta
                                                       Corporation from April, 1993 to
                                                       September, 1994.


Item 2 (e) and (f) of the Schedule 14D-1 is hereby amended and supplemented by adding thereto the following:

  During the last five years, to the knowledge of Parent and the Purchaser, Mr. Coutts (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.   PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
          COMPANY.


  Item 3(a)-(b) is hereby amended by the incorporation of the changes to the fourth paragraph after the table entitled "Lockheed Martin Corporation Summary Financial Data" in Section 9 of the Offer to Purchase ("Certain Information Concerning Parent and the Purchaser") set forth above under Item 2.


ITEM 6.   INTEREST IN SECURITIES OF SUBJECT COMPANY.


  Item 6(a)-(b) is hereby amended by the incorporation of the changes to the fourth paragraph after the table entitled "Lockheed Martin Corporation Summary Financial Data" in Section 9 of the Offer to Purchase ("Certain Information Concerning Parent and the Purchaser") set forth above under Item 2.

                               Page 5 of 9 Pages

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.


  Item 7 is hereby amended by the incorporation of the changes to the fourth paragraph after the table entitled "Lockheed Martin Corporation Summary Financial Data" in Section 9 of the Offer to Purchase ("Certain Information Concerning Parent and the Purchaser") set forth above under Item 2.

ITEM 10.  ADDITIONAL INFORMATION.

  Item 10(f) is hereby amended and supplemented by the addition of the following paragraphs thereto:

  The last sentence of the paragraph under Section 8 of the Offer to Purchase ("Certain Information Concerning the Company") entitled "Other Financial Information" is hereby amended and restated in its entirety to read as follows:


          "Neither Parent nor the Purchaser assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections, and the Company has made no representations to Parent, or the Purchaser regarding the financial projections described above."


  The introductory clause of the first paragraph of Section 14 of the Offer to Purchase ("Certain Conditions of the Offer") is hereby amended and restated in its entirety to read as follows:


          "Notwithstanding any other provisions of the Offer, in addition to (and not in limitation of) the Purchaser's rights pursuant to the Merger Agreement to extend or amend the Offer, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares, and may terminate the Offer, if any of the following events occurs:"


  The introductory clause of subparagraph (ii) of Section 14 of the Offer to Purchase ("Certain Conditions of the Offer") is hereby amended and restated in its entirety to read as follows:


     "(ii) on or after the date of the Merger Agreement and prior to the Expiration Date of the Offer, any of the following conditions exist:"

                               Page 6 of 9 Pages

  The paragraph after subsection (H) of subparagraph (ii) of Section 14 of the Offer to Purchase ("Certain Conditions of the Offer") is hereby amended and restated in its entirety to read as follows:


          "The Merger Agreement provides that the foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances giving rise to such conditions, or may be waived by Parent in whole or in part at any time and from time to time in its sole discretion. The determination as to whether any of the foregoing conditions exist shall be made by Parent in the exercise of its reasonable judgment, except that the determination as to whether any of the conditions set forth in Section (ii)(C) above exist shall be determined by Parent in good faith (after consultation with the Company). The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time."

                               Page 7 of 9 Pages

                                   SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    September 25, 1998



                                    REGULUS, LLC



                                    By:  /s/ Stephen M. Piper
                                       --------------------------------------
                                    Name:  Stephen M. Piper
                                    Title: Vice President



                             (Page 9 of 11 pages)

                                   SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    September 25, 1998



                                    LOCKHEED MARTIN CORPORATION



                                    By:  /s/ Stephen M. Piper
                                       ----------------------------------------
                                    Name:  Stephen M. Piper
                                    Title: Associate General Counsel and
                                           Assistant Secretary




                             (Page 10 of 11 pages)